UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15F


CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATON OF A CLASS OF SECURITIES UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13(A) OR SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         COMMISSION FILE NUMBER 0-50244


                             TUMI RESOURCES LIMITED
             (Exact name of registrant as specified in its charter)


                          #1305, 1090 WEST GEORGIA ST.
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6E 3V7
                                Tel: 604-681-0204
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                           COMMON STOCK, NO PAR VALUE
            (Title of each class of securities covered by this Form)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



     Rule 12h-6(a)              [X]       Rule 12h-6(d)                [ ]
     (for equity securities)              (for successor registrants)


     Rule 12h-6(c)              [ ]       Rule 12h-6(i)                [ ]
     (for debt securities)                (for prior Form 15 filers)




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                                     PART I


ITEM 1.  EXCHANGE ACT REPORTING HISTORY

A. Tumi Resources Limited ("Tumi") first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") on April 17, 2003 when it filed a Registration Statement on Form 20-F.

B. Tumi has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) of the Exchange Act and corresponding U.S. Securities and Exchange Commission (the "Commission") rules for the 12 months preceding the filing of this form, and has filed more than one annual report under section 13(a).


ITEM 2.  RECENT UNITED STATES MARKET ACTIVITY

Tumi has never sold any securities in the United States in a registered offering under the Securities Act of 1933, as amended (the "Securities Act").


ITEM 3.  FOREIGN LISTING AND PRIMARY TRADING MARKET

A. Common shares of Tumi, are listed and traded on the TSX Venture Exchange in Canada, which exchange singly constitutes the primary trading market (as defined in Rule 12h-6(f)(5)) for Tumi's common shares.

B. Tumi has maintained a listing on the TSX Venture Exchange since June 22, 2000 and trades under the symbol "TM". Tumi also has maintained a listing on the Frankfurt Stock Exchange since October 14, 2003 under the trading symbol, "TUY".

C. As of the twelve month period ended March 31, 2009, trading of the issuer's securities on the TSX Venture Exchange constituted approximately 60% of all trading activity.


ITEM 4.  COMPARATIVE TRADING VOLUME DATA

A. Not applicable B. Not applicable

C. Not applicable

D. Not applicable

E. Not applicable

F. Not applicable


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ITEM 5.  ALTERNATIVE RECORD HOLDER INFORMATION

As of March 31, 2009, there were approximately 30 record holders of the Company's common shares in the United States. Tumi relied upon information provided by its transfer agent, Computershare Investor Services, in determining the number of U.S. resident shareholders of record on the specified date.


ITEM 6.  DEBT SECURITIES

     Not applicable.


ITEM 7.  NOTICE REQUIREMENT

Concurrent with the filing of this Form, Tumi is publishing a notice, as required by Rule 12h-6(h), through a press release, disclosing its intent to deregister under section 12(g) and to terminate its duty to file reports under the Exchange Act. A copy of this press release is annexed hereto as Exhibit 99.1.


ITEM 8.  PRIOR FORM 15 FILERS

     Not applicable


                                     PART II


ITEM 9.  RULE 12G-3-2(B) EXEMPTION

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) in its website http://www.tumiresources.com.



                                    PART III

ITEM 10.  EXHIBITS

EXHIBIT
  99.1 Press release of Tumi Resources Limited entitled "Tumi Resources Limited Announces Intention to Terminate of Securities and Exchange Commission Reporting Obligations in the United States" dated May 7, 2009.


ITEM 11.  UNDERTAKINGS

The undersigned hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12 month period that the issuer used to purposes of Rule 12h-6(a)(4)(i);


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(2)      Its  subject  class of  securities  was held by  record  by 300 or more
         United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(i) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.



                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Tumi Resources Limited., a British Columbia corporation, duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tumi Resources Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.



Date:    May 7, 2009                     By:  /s/ David Henstridge
     -----------------                        ----------------------------------
                                              David Henstridge
                                              President and CEO



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